UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm Limited announces $3.0m raised under Share Purchase Plan

Arlington, VA – 19 May 2006: Metal Storm Limited (ASX trading code: MST and
NASDAQ ticker symbol: MTSX).

Metal Storm Limited today announced that it had raised $3.0 million under the recent Share Purchase Plan (SPP). Shareholders who applied for $5,000 of shares under the SPP will receive 37,622 shares.  Metal Storm will issue a total of 22,647,240 shares under the SPP.

This is a reflection of the 20% discount to the volume weighted average sale price of Metal Storm shares on ASX during the period from 12 May to 18 May
2006 (inclusive). The Issue Price is $0.1329 per share calculated in accordance with the terms and conditions of the SPP.

The shares will be allotted today, and the Company expects to dispatch holding statements by Monday 22 May 2006.  This is the first stage of the Company’s capital raising.

The second stage, announced on 8 May 2006 is the signing of a preliminary agreement with Harmony Capital Partners Pte Limited (Harmony) of Singapore to
facilitate a Renounceable Rights Issue of $27.5 million in unsecured
Convertible Notes with attaching Options. As foreshadowed in that announcement, the Company has now elected to take up a working capital facility of $5 million to provide short term working capital should the
Company need it before completion of the Rights Issue.  The parties are in the process of negotiating the detailed transaction documents to give effect to these proposed transactions.

Key terms of the Loan Facility of are:

Borrower: Metal Storm Limited
Lender: Harmony or its nominee(s)
Facility Limit: A$5 million
Repayment Date: 1 year from the date of initial drawdown
Interest Rate: 10.00% per annum, to be paid quarterly in arrears
Undrawn Commitment Fee: 2% per annum to be paid quarterly in arrears on the undrawn amount of the Facility Limit
Security: Fixed and floating charge over all the assets and undertaking of the
Company
Availability: The Loan is to be made available by one or more drawings on or after completion of the relevant loan agreement and security documents for the
Loan.  Each drawing must be a multiple of A$500,000 and the Borrower must give
7 days notice prior to the proposed drawdown date
Repayments: 100% of amount outstanding to be repaid on the Repayment Date or on occurrence of an Event of Default.  The Borrower must ensure that proceeds of the rights issue are applied to repay the Loan
Lender Options: The Lender to be issued 10 million Options
ASX Quotation: The Company will seek ASX quotation of the Options.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Investor queries:  Ian Gillespie – Metal Storm - Ph: +61 (0) 7 3221 9733

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About Harmony Capital Pte Limited
Harmony Capital Partners is a Singapore-based fund management company which manages a US$500m capacity Fund.  The primary strategy of Harmony is to invest in special situations in Asia including Australia and New Zealand.  The principals of Harmony, Suresh Withana and John Nicholls, are very familiar with the investment environment in Australia, particularly in the turnaround space with experience in a number of industry sectors.  Harmony has a number of large investors in its fund including a cornerstone investor with a significant capital base providing it with the capability to execute investments ranging from US$5 million to US$50 million in size.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: May19, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Compnay Secretary